Filed by Salix Pharmaceuticals, Ltd.

Pursuant to Rule 425 of the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Salix Pharmaceuticals, Ltd.

(Commission File No.: 000-23265)

Cosmo Technologies Limited Transaction

Question and Answer Document

Salix Employees

The following questions and answers are for use by leaders, managers and employees at Salix.

Purpose

The purpose of this Internal Question and Answer Document is to have a consistent reference point for questions related to the Cosmo Technologies transaction.

What does this mean to the company?

1.	Why are we acquiring Cosmo Technologies, and how does this align with our strategy?

Combining with Cosmo Tech makes tremendous strategic and financial sense for Salix as it further enhances our position as a leader in acquiring, developing and marketing products to treat gastrointestinal disease and disorders. Cosmo Technologies’ clinical development pipeline addresses innovative treatments for the gastrointestinal tract, specifically inflammatory bowel disease, colon infections and diagnostics for the colon, as well as selected topically treated skin disorders.

While they do not have a U.S. presence, two of their products, Lialda and UCERIS®, are currently on the U.S. market, although Lialda is not a part of this transaction. We immediately gain two pipeline products, methylene blue MMX and rifamycin MMX, and have right of negotiation on other GI products that Cosmo may want to bring into the U.S. market.

After the deal closes, we will no longer need to pay Cosmo royalties or milestone payments for their discovery of UCERIS® , which we currently license from Cosmo, and they will continue to manufacture it for us through a modified supply agreement. This will substantially improve the profitability of UCERIS®, allowing us to capture full value for the existing indication, as well as any future indications. Cosmo will also manufacture methylene blue MMX and rifamycin MMX for us.

Additionally, this transaction establishes a corporate structure that enhances Salix’s acquisition strategy and organic growth. The new corporate structure greatly enhances our ability to compete for licensing deals and acquisitions, and improves the economics of future business development opportunities for Salix. Further, by adding multiple new and complementary product opportunities, to which we will be able to bring our proven expertise in development and commercialization, we expect these new pipeline additions to diversify and grow our future revenue base. We view this transaction as an evolutionary step that should create value and higher returns for our shareholders by bolstering our competitive position in the marketplace, all within an efficient corporate structure that should increase our profitability and accelerate our long term growth.

2.	How are we paying for this transaction?

The merger with Cosmo Technologies is expected to be an all-stock transaction. Upon completion of the merger, shareholders of Salix are expected to own slightly less than 80% of the ordinary shares of Salix Pharmaceuticals, plc and Cosmo is expected to own slightly more than 20%. Shareholders of Salix will receive one ordinary share of Salix Pharmaceuticals, plc in exchange for each share of Salix Pharmaceuticals, Ltd common stock they own at closing. Under the terms of the agreement, Salix will become a wholly-owned subsidiary of Irish domiciled Cosmo Tech, which will change its name to Salix Pharmaceuticals, plc and is expected to have its ordinary shares listed and traded on NASDAQ. As a result, any shares you own of Salix will be exchanged for shares of Salix plc.

3.	When will the transaction be approved?

Our plan is to close this deal at the end of 2014, but we won’t know until much nearer to the time of closing exactly when the deal will close. The transaction has been unanimously approved by the boards of directors of both Salix and Cosmo, but is subject to approval by Salix’s stockholders and the satisfaction of certain closing conditions, including anti-trust approval in the U.S. We feel confident that our shareholders will see the tremendous value in this transaction and will approve it. There is quite a lot of work to do between signing and closing and so it’s hard to predict the exact closing date.

4.	How will this affect the way each company is managed until the closing?

Until closing, the companies remain separate and independent so it will be business as usual.

5.	When can I sell Salix stock?

The window is not open to sell Salix stock at this time. When it does open, as always, you will need to pre-clear any trade.

6.	How does this deal impact our product offerings?

We will get methylene blue MMX to aid in colon cancer detection and rifamycin MMX for conditions of the colon, including diverticulitis, a large and unsatisfied area. Any time we can have the opportunity to bring important gastrointestinal solutions to the market for patients is a good thing, and the right thing to do, as far as we are concerned.

7.	Which sales team is to sell these new products for Salix?

Please remember these products have not completed development and are not approved. When they are approved, however, it makes sense that they will go into both the Digestive Diseases Speciality Sales Force and the GI Sales Forces.

8.	Have we been successful in the past acquiring and integrating new products?

Salix has a proven track record of acquiring products and has acquired approximately 25 since inception. We have also been successful in progressing product candidates through late-stage development and FDA approval, including 9 NDA approvals and new product launches since 2000 and 2 NDA/sNDA approvals pending. We are committed to being the leading gastrointestinal-focused company, and this transaction is an important part of our strategy.

9.	What are the plans, if any, to change our investment level in R&D?

There are no plans for change at this time.

10.	What about Salix’s sales force? Will they be trained on the new products?

Absolutely. At Salix we have a very strong training department, and as you know, we take training very seriously. As we get closer to approval, timing on training will be discussed.

11.	What changes should we expect when this transaction is completed?

Upon the completion of the transaction, Salix will become a wholly-owned, indirect subsidiary of Cosmo Technologies, which will change its name to Salix Pharmaceuticals, plc. Nothing will change operationally in terms of how or what we sell and market. The current officers and members of the executive team of Salix will serve in their same capacities within Salix Pharmaceuticals, plc. On a day to day basis, the majority of employees will notice no change in their responsibilities or activities.

Questions from Customers

1.	What should I tell my customers if they ask about the transaction? Will methylene blue MMX and rifamycin MMX products be available to them after the transaction closes?

If your customers ask about the transaction, you can tell them that until the deal closes, it’s “business as usual.” Salix will continue to sell and market its own products to customers as the companies will remain separate and independent until the closing.

2.	Does anything change today in terms of how or what we currently sell and market? What about after the deal closes?

Nothing will change operationally in terms of how or what we sell and market. Our focus and commitment to our customers remains paramount and will ensure minimal disruption. We will continue to deliver the high standards of service they expect from us.

3.	How will this affect the way each company is managed until the closing?

Until closing, the companies remain separate and independent so it will be business as usual.

4.	Will our leadership team change?

The current officers and members of the executive team of Salix will continue to serve in their respective capacities within Salix Pharmaceuticals, plc. After closing, Salix Pharmaceuticals, plc’s board of directors will consist of the current directors of Salix plus Alessandro Della Chá, as Cosmo’s initial designated board member.

5.	Do we expect any Cosmo Technologies employees to join us here in the U.S.?

No, there will be no new employees joining us in the U.S. as a result of this deal although we will be adding a few employees in Ireland. We are working on that plan currently.

The following provides a general summary of certain U.S. federal income tax consequences of the Cosmo Technologies transaction. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a Salix stockholder as a result of the transaction. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice. You should consult your tax advisor to understand regarding tax consequences of the transaction in light of your particular circumstances.

What does this mean to me?

1.	How does the corporate tax structure impact me?

The transaction may bring about tax implications if you hold Salix stock. At the time we close this deal, later this year or early next year, there will be an exchange of Salix Pharmaceuticals, Ltd. stock for Salix Pharmaceuticals, plc stock, and this will trigger a taxable event for all Salix shareholders (other than holders of certain unvested shares of restricted stock for which no election under Section 83(b) of the Internal Revenue Code was made). As soon as we have more details we will provide them to you as well as answer as many questions as possible. We are working to provide you with more information should this apply to you. As always, we encourage you to share this information with your tax and/or financial planner.

2.	Will this transaction impact unvested or unexercised options or unvested restricted stock?

No. Such awards will generally be converted on a one-for-one basis at closing into equivalent awards with respect to new Salix plc stock (with the same terms and conditions that were applicable to current Salix equity awards).

3.	Will our compensation and benefits (total rewards package) change as a result of this transaction?

No. We do not expect any changes to our current compensation or benefit plans as a result of this transaction.

4.	When will we know details on the tax event for individuals?

At transaction close, we will know the exact stock price. This will be an important piece of the calculation of tax liability as the exchange of vested Salix stock for new Salix plc stock will result in the recognition of gain (or loss) equal to the difference between the value of the new Salix plc stock received and the shareholder’s tax basis in the Salix stock exchanged. Such gain (or loss) is generally expected to be capital gain (or capital loss).

5.	How will we exchange shares at transaction close?

If you own vested shares in Salix, we will provide you more information around the logistics of what will be an exchange of shares in the newly combined company. If you own vested shares, we ask that you confirm this with HR. The reason for informing HR is so that subsequent instructions will be made available to you, nearer the time of the transaction closing.

6.	How will this affect the way each company is managed until the closing?

Until closing, the companies remain separate and independent so it will be business as usual.

7.	How will we operate once the deal closes?

Under the terms of the agreement, Salix will become a wholly-owned subsidiary of Irish domiciled Cosmo Tech, which will change its name to Salix Pharmaceuticals, plc.

As part of the transaction, Salix will also receive certain rights and under a Right of Negotiation and Non-Compete Agreement, which will: (1) give Salix a right of negotiation with respect to all future products Cosmo or its affiliates seek to market in the U.S. in the GI space, and (2) prohibit Cosmo from competing directly with the combined company in the GI space in the U.S., although Cosmo will be able to out-license products to the extent Salix is not interested in the assets or the parties cannot come to agreement on terms. These terms will apply as long as Cosmo holds more than 10% of our stock.

8.	How will this transaction impact my job on a day-to-day basis?

We generally do not anticipate that this transaction will impact your job on a day-to-day basis. There are no new employees joining us in the U.S. as a result of this deal, although we will be adding some employees in Ireland and possibly in other non-U.S. jurisdictions. We are working on that plan currently.

Our U.S. Headquarters will remain in Raleigh and you should expect training and regular employee meetings to continue to occur there.

As we always do, we will keep you well informed along the way. As we work through the details of this merger, we will continue to update you with information. It will be helpful if you can email any questions you have to Danica Thomas in Human Resources so she can keep track of them for us and we will do our very best to compile answers which we will circulate for everyone to see.

Cautionary Statement Regarding Forward-Looking Statements

Please Note: The statements provided herein that are not historical facts are or might constitute projections and other forward-looking statements regarding future events. Although we believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, our expectations might not be attained. Forward-looking statements are just predictions and are subject to known and unknown risks and uncertainties that could cause actual events or results to differ materially from expected results. Factors that could cause actual events or results to differ materially from those described herein include, among others: uncertainties as to the ability to successfully complete the proposed transaction in accordance with its terms and in accordance with the expected schedule; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit or refuse to grant any approval required for the consummation of the proposed transaction; the unpredictability of the duration and results of regulatory review of New Drug Applications, Biologics License Agreements, and Investigational NDAs; generic and other competition in an increasingly global industry; litigation and the possible impairment of, or inability to obtain, intellectual property rights and the costs of obtaining such rights from third parties in an increasingly global industry; the cost, timing and results of clinical trials and other development activities involving pharmaceutical products; post-marketing approval regulation, including the ongoing Department of Justice investigation of Salix’s marketing practices; market acceptance for approved products; revenue recognition and other critical accounting policies; the need to acquire new products; changes in tax laws or interpretations thereof; general economic and business conditions; and other factors. Readers are cautioned not to place undue reliance on the forward-looking statements included herein, which speak only as of the date hereof. Salix does not undertake to update any of these statements in light of new information or future events, except as required by law. The reader is referred to the documents that Salix files from time to time with the SEC.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction and required stockholder approval, Cosmo Pharmaceuticals S.p.A., Cosmo Technologies Limited and Salix will file relevant materials with the SEC, including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the stockholders of Salix after the registration statement is declared effective. The registration statement has not yet become effective.

SALIX’S STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS, AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Salix’s stockholders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by Salix at the SEC’s web site at www.sec.gov. Copies of Salix’s filings with the SEC may be obtained free of charge at the “Investors” section of Salix’s website at www.salix.com or by contacting the Investor Relations Department of Salix at 919-862-1000.

Participants in the Solicitation

Salix and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in Salix’s Proxy Statement for its 2014 Annual Meeting of Stockholders filed with the SEC on April 28, 2014 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC’s website at www.sec.gov and from Salix on its website or by contacting the Investor Relations Department at the telephone number above.